July 31, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Ms. Kate McHale, Staff Attorney

Re:	Select Interior Concepts, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-226101

Dear Mr. Ingram:

Select Interior Concepts, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein. We are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission six (6) copies of Amendment No. 2 and the exhibits filed therewith, four (4) copies of which have been marked to show the changes made to Amendment No. 1 to the Registration Statement filed via EDGAR on July 25, 2018.

On behalf of the Company, this letter responds to the comment of the Staff concerning the Registration Statement, as set forth in the letter dated July 30, 2018 addressed to Mr. Tyrone Johnson, Chief Executive Officer of the Company (the “Comment Letter”). The heading and numbered paragraph of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to the comment in boldfaced print. Unless otherwise indicated, page references in the Company’s response refer to Amendment No. 2.

Exhibit 3.2 Bylaws

1.

Please amend your S-1 to include disclosure in the risk factor section and in the section entitled “Certain provisions of Delaware Law and of our Charter and Bylaws” regarding the exclusive forum provisions in your Bylaws.

The Company has included an additional risk factor in “Risk Factors—Risks Related to Our Organization and Structure—Our bylaws provide that the state and federal courts located within the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, and further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our

U.S. Securities and Exchange Commission

July 31, 2018

directors, officers, or employees” (pages 38-39), and included additional disclosure in “Description of Capital Stock—Certain Provisions of Delaware Law and of our Charter and Bylaws—Choice of Forum” (page 131), regarding the exclusive forum provisions in the Company’s Amended and Restated Bylaws.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson
Mark J. Kelson, Esq.

cc:	Tyrone Johnson, Select Interior Concepts, Inc.
Kendall R. Hoyd, Select Interior Concepts, Inc.
William Wong, Esq., Greenberg Traurig, LLP